UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.  20549
____________________________

FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXHANGE ACT OF 1934
For the transition period from_______________ to _______________

Commission File No. 1- 6407

____________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SOUTHERN UNION SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOUTHERN UNION COMPANY
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	75-0571592 (I.R.S. Employer Identification No.)

5444 Westheimer Road Houston, Texas (Address of principal executive offices)	77056-5306 (Zip Code)

Registrant's telephone number, including area code:  (713) 989-2000

SOUTHERN UNION SAVINGS PLAN
FORM 11-K
December 31, 2010
Table of Contents

                                       Page

     Report of Independent Registered Public Accounting Firm                                                                                                                                                         2

     Financial Statements:

          Statements of Net Assets Available for Plan Benefits                                                                                                                                                       3

          Statement of Changes in Net Assets Available for Plan Benefits                                                                                                                                                                                  4

          Notes to Financial Statements                                                                                                                                                  5

     Supplemental Schedule

          Schedule H, line 4i – Schedule of Assets Held at End of Year                                                                                                     12

     Signatures                                                                                                                                                                                             13

     Index to Exhibit                                                                                                                            14

Note:  All other schedules required by section 2520.103-10 of the Department of Labor’s rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To The Participants and Plan Administrator of the
      Southern Union Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Southern Union Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP
Houston, Texas
June 28, 2011

SOUTHERN UNION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2010	2009

Assets:
Investments, at fair value:
Southern Union Company common stock	$46,446,201	$44,469,409
Mutual funds	165,467,286	132,907,625
Common/collective trust	31,712,465	28,472,342
Participant-directed brokerage accounts	3,946,805	2,260,813
Interest bearing cash	51,372	31,223
Total investments	247,624,129	208,141,412

Receivables:
Employer contributions	492,071	483,456
Participant contributions	424,031	412,263
Notes receivable from participants	11,037,160	8,672,405
Total receivables	11,953,262	9,568,124

Total assets	259,577,391	217,709,536
Total liabilities	-	-

Net assets, at fair value	$259,577,391	$217,709,536

The accompanying notes are an integral part of these financial statements

SOUTHERN UNION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year Ended
December 31, 2010

Additions to net assets attributed to:
Investment income:
Interest and dividends	$5,617,352
Net appreciation in fair value of investments	20,666,452
Total investment income, net	26,283,804

Contributions:
Employer	15,261,219
Participant	14,220,392
Rollover	764,259
Total contributions	30,245,870

Interest on notes receivable from participants	515,458

Total additions	57,045,132

Deductions from net assets attributed to:
Distributions to participants	14,841,602
Administrative expenses	335,675
Total deductions	15,177,277

Net increase	41,867,855

Net assets available for plan benefits:
Beginning of year	217,709,536

End of year	$259,577,391

The accompanying notes are an integral part of these financial statements.

SOUTHERN UNION SAVINGS PLAN

1.  Description of Plan

The following brief description of the Southern Union Savings Plan (the Plan) provides only general information.  Plan participants (Participants) should refer to the Plan document for a more complete description of the Plan’s provisions.

General.  The Plan is a defined contribution plan sponsored by Southern Union Company (the Company).  The trustee of the Plan is JP Morgan Retirement Plan Services (JP Morgan or the Trustee).  The majority of the employees of the Company and its participating divisions and subsidiaries are eligible to participate on the date employment commences.

The Plan is designed to comply with Section 4975(e)(7) and the regulations provided thereunder of the Internal Revenue Code of 1986, as amended (the Code), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions.  Each year, Participants may elect to contribute a portion of their pretax and after-tax compensation up to the applicable Internal Revenue Service (IRS) limits to the Plan.  In addition, Participants may also transfer into the Plan amounts representing qualified rollovers from other defined benefit or contribution plans.

New employees of the Company are automatically enrolled at a pre-tax contribution rate of three percent.  These contributions are automatically invested in a target retirement date fund based on the employee’s date of birth and an assumed retirement age of 65.  Such employees may subsequently change their contribution percentage and investment election at any time.

The Company makes matching contributions to the Plan based on the formulas set forth in the Plan.  The Company has also elected to make retirement power contributions, as defined in the Plan, to eligible Participants.

Participants may direct their contributions plus all of the Company’s contributions (both matching and retirement power contributions, as applicable) into various investment options offered by the Plan.  During the year ended December 31, 2010, the Plan offered 19 mutual funds, one common/collective trust and Company stock as investment options.  Additionally, the Plan provides Participants the opportunity to participate in Participant-directed brokerage accounts.  Contributions are subject to certain limitations.

Participant Accounts.  Each Participant’s account is credited with the Participant’s directed contribution and allocations of (a) the Company’s contributions, (b) Plan earnings and (c) a charge for an allocation of investment and administrative expenses.  Allocations are based on Participant earnings or account balances, as defined.  The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Vesting.  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s contribution portion of a Participant’s account is based on years of credited service with a graded vesting schedule that varies in accordance with the terms of the Plan.  Each of the Plan’s vesting schedules provide for 100 percent vesting after five or six years of credited service.

Notes Receivable from Participants.  Participants may borrow from their investment fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding balance of the Participant’s loans from the Plan during the one year period ending on the day before the loan is made or one-half of the Participant’s vested balance.  The loans are made from the Participant’s eligible account balance and bear interest at rates commensurate with market-based prevailing rates as determined by the Plan administrator.  Principal and interest is paid ratably through payroll deductions.

Payment of Benefits.  Participants are eligible to receive a distribution of their vested account balance upon separation from employment due to retirement, disability, death (in which case payment will be

SOUTHERN UNION SAVINGS PLAN

made to the designated beneficiary) or termination of employment.  Distributions of benefits are made in a single cash lump sum or as in-kind distributions of Company stock.  In-kind distributions are limited to the extent of the value of the Participant’s investment in Company stock.  The Plan provides for in-service withdrawals for hardship reasons, for Participants who have attained age 59 ½ or who have qualified roll-over contributions.

The Plan allows automatic lump-sum distributions if the present value of the terminated Participant’s vested account balance is less than $1,000 in the aggregate.

Voting Rights.  Each Participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Company prior to the time that such rights may be exercised.  The Trustee is not permitted to vote any allocated share for which instructions have not been given by a Participant.  The Trustee, as directed by the Company, votes any unallocated shares on behalf of the collective best interest of Participants and beneficiaries.

2.  Summary of Significant Accounting Policies

Basis of Accounting.  The accompanying Plan financial statements are prepared on the accrual basis of accounting in accordance with GAAP.  Certain reclassifications have been made to the prior year’s financial statements to conform to the current year presentation.

Use of Estimates.  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties.  The Plan provides for various investment options in various combinations of investment funds.  Investment funds are exposed to various risks, including but not limited to interest rates and market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Contributions.  Contributions to the Plan from Participants are recorded in the period that payroll deductions are made from Participants.

Payment of Benefits.  Benefits are recorded when paid.

Investment Valuation and Income Recognition.  The Plan’s investments are stated at fair values in the Statements of Net Assets Available for Plan Benefits at December 31, 2010 and 2009.  The contract value of the JP Morgan Stable Value Fund (SVF), a common/collective trust, at December 31, 2010 and 2009 approximates fair value and, therefore, no adjustment has been recorded in the Statement of Net Assets Available for Plan Benefits.  Mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at December 31, 2010 and 2009.  The Company’s common stock is valued at fair market value as quoted on the New York Stock Exchange.  Participant-directed brokerage accounts are generally valued using quoted market prices.

The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a fair value basis.  Purchases and sales of securities are recorded on a trade-date basis.  Interest is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

See Note 4 – Fair Value Measurements for related disclosures regarding the Plan’s investments that are recorded at fair value.

SOUTHERN UNION SAVINGS PLAN

Notes Receivable from Participants.  Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  In the event of a default on a note receivable from a Participant, the related balance is reported as a deemed distribution to the Participant.  Interest income on notes receivable from participants is recorded when earned.

Forfeited Accounts.  When certain terminations of participation in the Plan occur, the nonvested portion of the Participant’s account represents a forfeiture.  Forfeitures are used to pay the Plan’s administrative expenses and reduce employer matching contributions.  Forfeited nonvested accounts totaled $252,200 and $117,700 at December 31, 2010 and 2009, respectively.  During the year ended December 31, 2010, $74,600 of forfeitures were used to pay administrative expenses of the Plan and $4,700 was used to reduce employer matching contributions.

New Accounting Principles

Accounting Principles Recently Adopted

In September 2010, the FASB issued authoritative guidance clarifying the classification and measurement of participant loans by defined contribution pension plans. Participant loans, which were previously reported as investments, are now required to be classified as notes receivable from participants. This guidance, which must be applied retrospectively, is effective for fiscal years ending after December 15, 2010, with early adoption permitted accordingly.  Participant loans have been classified as Notes receivable from participants in the Statements of Net Assets Available for Plan Benefits.

In January 2010, the FASB issued authoritative guidance to improve disclosure requirements related to fair value measurements.  This guidance requires new disclosures associated with the three-tier fair value hierarchy for transfers in and out of Levels 1 and 2 and for activity within Level 3.  It also clarifies existing disclosure requirements related to the level of disaggregation and disclosures about certain inputs and valuation techniques.  This guidance is effective for interim or annual financial periods beginning after December 15, 2009, except for the disclosures related to activity within Level 3, which is effective for interim or annual financial periods beginning after December 15, 2010.  This guidance did not materially impact the Plan’s financial statements.

3.  Investments

Stable Value Fund

During 2010 and 2009, the Plan held investments in the SVF, which is a separately managed fund.  The SVF invests in a common/collective trust which consists of a high quality fixed income portfolio combined with investment contracts, commonly referred to as wrap contracts, issued by insurance companies and other financial institutions for a fee.  The fixed income portfolio consists of investment grade fixed income securities, primarily U.S. Treasury, agency, corporate, mortgage-backed, asset-backed, and privately placed mortgage debt.  The SVF is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The issuer of the wrap contract guarantees a zero percent minimum rate of return (effectively providing principal preservation of Participant assets in the fund) and provides full benefit responsiveness, provided that all terms of the wrap contract have been met. Wrap contracts are normally purchased from issuers rated in the top three long-term rating categories (equaling A- or above). The fair value of the SVF equals the total of the fair value of the underlying assets plus the total wrap contract rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract’s assets.

As of December 31, 2010 and 2009, there were no reserves against the wrap contracts’ carrying values due to credit risks of the issuers. The crediting interest rates for the wrap contracts are based upon a formula agreed with the issuer with the requirement that interest rates may not be less than zero percent. Interest rates are typically reviewed on a quarterly basis for resetting, but may be reviewed more frequently. Certain events limit the ability of the Plan to transact at contract value with the wrap issuer.  However, the Plan’s management is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants. The issuer may terminate a wrap contract for cause at any time.

SOUTHERN UNION SAVINGS PLAN

The fair value of underlying assets of the SVF other than the wrap contracts, which included investments in money market funds and various debt and fixed income securities, is determined by the trustees of the SVF using a combination of readily available most recent market bid prices in the principal markets where such funds and securities are traded, pricing services that use valuation matrices incorporating dealer supplied valuations and valuation models, valuation inputs such as structure of the issue, cash flow assumptions and the value of underlying assets and guarantees. The fair value of the wrap contracts is determined using a discounted cash flow model using market data and considers recent fee bids as determined by recognized dealers.

The average yields earned by all wrap contracts held by the Plan’s common/collective trust were approximately 3.04 percent and 4.03 percent for the years ended December 31, 2010 and 2009, respectively. The average yields earned by the Plan for all wrap contracts held by the Plan’s common/collective trust based on the actual interest rates credited to participants were approximately 2.42 percent and 2.38 percent for the years ended December 31, 2010 and 2009, respectively.

Other Investment Related Disclosures

The following presents the Plan’s investments as of the dates indicated.  Investments that represent five percent or more of the Plan’s net assets are separately identified.

	December 31,
	2010	2009

Common Stock,
Southern Union Company common stock	$46,446,201	$44,469,409
Mutual funds
PIMCO total return fund	25,996,985	21,567,466
JPMorgan smart retirement 2020	25,755,739	21,133,591
JPMorgan equity index	16,418,905	14,547,536
Vanguard growth index	15,682,762	-
Harbor international fund	14,988,645	-
SSgA international stock selection	-	13,587,065
JPMorgan intrepid growth	-	13,509,472
Common/collective trust,
JPMorgan stable value fund	31,712,465	28,472,342
Other investments less than 5%	70,622,427	50,854,531

	$247,624,129	$208,141,412

The net appreciation in fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) for 2010 was as follows:

Southern Union Company common stock	$2,718,008
Common/collective trust	2,093,925
Mutual funds	15,786,494
Other	68,025
Total appreciation	$20,666,452

SOUTHERN UNION SAVINGS PLAN

4. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The fair value hierarchy requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  The three-tier fair value hierarchy, which prioritizes the inputs used to measure fair value is as follows:

•	Level 1 – Observable inputs such as quoted prices in active markets for identical assets or liabilities;

•
Level 2 – Observable inputs such as: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active and do not require significant adjustment based on unobservable inputs; or (iii) valuations based on pricing models, discounted cash flow methodologies or similar techniques where significant inputs (e.g., interest rates, yield curves, etc.) are derived principally from observable market data, or can be corroborated by observable market data, for substantially the full term of the assets or liabilities; and

•
Level 3 – Unobservable inputs, including valuations based on pricing models, discounted cash flow methodologies or similar techniques where at least one significant model assumption or input is unobservable.  Unobservable inputs are used to the extent that observable inputs are not available and reflect the Plan’s own assumptions about the assumptions market participants would use in pricing the assets or liabilities.  Unobservable inputs are based on the best information available in the circumstances, which might include the Plan’s own data.

SOUTHERN UNION SAVINGS PLAN

Investments measured at fair value on a recurring basis consisted of the following types of instruments at the dates indicated (Level 1, 2 and 3 inputs are defined above):

	Fair Value	Fair Value Measurements at December 31, 2010
	as of	Using Fair Value Hierarchy
	December 31, 2010	Level 1	Level 2	Level 3

Southern Union common stock	$46,446,201	$46,446,201	$-	$-
Mutual funds (1)	165,467,286	165,467,286	-	-
Common/collective trust (2)	31,712,465	-	31,712,465	-
Other	3,946,805	3,946,805	-	-
Interest bearing cash	51,372	51,372	-	-
Total	$247,624,129	$215,911,664	$31,712,465	$-

	Fair Value	Fair Value Measurements at December 31, 2009
	as of	Using Fair Value Hierarchy
	December 31, 2009	Level 1	Level 2	Level 3

Southern Union common stock	$44,469,409	$44,469,409	$-	$-
Mutual funds (1)	132,907,625	132,907,625	-	-
Common/collective trust (2)	28,472,342	-	28,472,342	-
Other	2,260,813	2,260,813	-	-
Interest bearing cash	31,223	31,223	-	-
Total	$208,141,412	$179,669,070	$28,472,342	$-

___________________________
(1)
These mutual funds primarily invest in a diversified portfolio of equity securities, fixed income securities, and cash.  As of December 31, 2010, mutual funds were comprised of approximately 36 percent target date retirement funds, 20 percent blended funds, 16 percent intermediate-term bond funds, 16 percent growth funds, 11 percent value funds, and 1 percent retirement income funds.  As of December 31, 2009, mutual funds were comprised of approximately 33 percent target date retirement funds, 27 percent blended funds, 16 percent intermediate-term bond funds, 11 percent growth funds, 12 percent value funds, and 1 percent retirement income funds.

(2)
This fund primarily invests in high quality intermediate-maturity fixed-income investments and benefit responsive wrap contracts.  This investment is redeemable on a daily basis at the net asset value per share of the investment.  See Note 3 – Investments – Stable Value Fund for additional related information.

The Plan’s investments in the Company’s common stock and mutual funds are valued based on active market quotes. The valuation techniques used to measure fair value of the common/collective trust are included in Note 3 – Investments – Stable Value Fund.

5.  Concentration of Market Risk

Approximately 18% percent and 20% percent of the Plan’s net assets available for benefits as of December 31, 2010 and 2009, respectively, were invested in the Company’s common stock.  As a result of this concentration, any significant fluctuation in the market value of this stock could affect individual Participant accounts and the net assets of the Plan.

6.  Administration of Plan Assets

The Trustee of the Plan holds the Plan’s assets.  Contributions are held and managed by the Trustee, who invests cash received, interest and dividend income and makes distributions to Participants.  Administrative expenses for the Trustee’s fees are paid by the Plan.

Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.

SOUTHERN UNION SAVINGS PLAN

7.  Plan Termination

The Company has the right under the Plan to discontinue its matching contributions at any time or to partially or completely terminate the Plan subject to the provisions of ERISA.  In the event of termination or partial termination of the Plan, or in the event of a permanent discontinuance of contributions to the Plan by an employer, the accounts of all affected Participants as of the date of such termination, partial termination or discontinuance would become 100 percent vested and nonforfeitable.  Upon such event, the assets of the Trust would be held and administered by the Trustee for the benefit of the Participants in the same manner and with the same powers, rights, duties, and privileges prescribed in the Plan until the Trust has been fully distributed pursuant to the applicable provisions of Article 6 of the Plan.  For more information related to the potential termination of the Plan, see Note 10 – Subsequent Event.

8.  Tax Status

The Plan received a favorable determination letter from the IRS dated March 2, 2007.  Although the Plan has been amended since receiving this determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and is exempt from federal income taxes.

9.  Related Party Transactions

Plan investments include certain mutual funds and a common/collective trust managed by JP Morgan.  JP Morgan performs recordkeeping functions of the Plan and serves as the trustee of the Plan.  Therefore these transactions qualify as party-in-interest transactions.  Additionally, the Plan maintains investments in the Company’s common stock.

10.  Subsequent Event

On June 15, 2011, the Company entered into a definitive Agreement and Plan of Merger (the Merger Agreement) with Energy Transfer Equity, L.P., a Delaware limited partnership (ETE), and Sigma Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of ETE (Sigma).  The Merger Agreement provides for the merger of Sigma with and into the Company on the terms and subject to the conditions set forth in the Merger Agreement (the Merger), with the Company continuing as the surviving corporation.  As a result of the Merger, the Company will become a wholly owned subsidiary of ETE.  Additionally, the Merger Agreement in Section 5.7(c) provides that, as part of the Merger, the Plan will be terminated.  The description of Section 5.7(c) is qualified in its entirety by the specific language in the Merger Agreement.  The Merger Agreement and the Merger were more particularly described in a Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on Friday, June 17, 2011.  The transaction is expected to close in the first quarter of 2012, subject to Southern Union Company stockholder approval and certain other regulatory approvals.

SOUTHERN UNION SAVINGS PLAN

EIN: 75-0571592 PLAN NUMBER: 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
December 31, 2010
(a)	(b)	(c)	(d)	(e)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE

*	Southern Union Company Stock Fund	Common stock	N/R	$46,446,201

*	JPMorgan Stable Value Fund	Common/collective trust	N/R	31,712,465

*	JPMorgan Equity Index	Mutual funds	N/R	16,418,905
*	JPMorgan Smart Retirement 2020	"	N/R	25,755,739
	PIMCO Total Return	"	N/R	25,996,985
	Columbia Mid Cap Value	"	N/R	11,140,076
*	JPMorgan Smart Retirement 2015	"	N/R	10,954,542
*	JPMorgan Smart Retirement 2030	"	N/R	8,398,715
*	JPMorgan Smart Retirement 2010	"	N/R	4,157,194
*	JPMorgan Smart Retirement 2040	"	N/R	6,849,242
*	JPMorgan Smart Retirement 2025	"	N/R	1,646,844
*	JPMorgan Smart Retirement 2035	"	N/R	1,347,256
*	JPMorgan Smart Retirement 2045	"	N/R	207,002
*	JPMorgan Smart Retirement 2050	"	N/R	263,465
*	JPMorgan Small Cap Equity	"	N/R	9,639,533
	Harbor International	"	N/R	14,988,645
	Vanguard Growth Index	"	N/R	15,682,762
	Vanguard Value Index	"	N/R	7,917,573
	Wells Fargo Advantage Mid Cap Growth	"	N/R	1,652,618
*	JPMorgan Smart Retirement Income	"	N/R	1,351,996
*	JPMorgan US Equity Select	"	N/R	1,098,194

*	Participant-directed brokerage accounts	Other	N/R	3,946,805

	Interest bearing cash	Other	N/R	51,372
		Total investments		$247,624,129

*	Participant loans	Loans with interest rates ranging from
		4.25% to 9.25%	-0-	11,037,160

				$258,661,289

___________________
* A party-in-interest as defined by ERISA
N/R - Participant-directed investment, cost not required to be reported

See notes to financial statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN UNION SAVINGS PLAN
(Name of Plan)

Date: June 28, 2011	By /s/ RICHARD N. MARSHALL
Richard N. Marshall Senior Vice President and Chief Financial Officer

INDEX TO EXHIBIT

              Exhibit No.                                                                                         Description

                   23.1                         Consent of Independent Registered Public Accounting Firm – McConnell & Jones LLP